Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue NW
Washington, D.C. 20004
TEL: 202.739.3000
FAX: 202.739.3001
eFax: 877.432.9652
www.morganlewis.com

April 16, 2008
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	UGI Corporation
Form 10-K for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
Filed February 8, 2008
Definitive Proxy Statement on Schedule 14A
Filed December 8, 2007
File No. 1-11071
Dear Mr. Owings:
This letter is submitted on behalf of UGI Corporation (the “Company”) to respond to the comments included in your letter dated April 3, 2008, regarding the Company’s Form 10-K for the fiscal year ended September 30, 2007, filed November 29, 2007, Form 10-Q for the quarterly period ended December 31, 2007, filed February 8, 2008, and Form 8-K, filed October 3, 2007.
Set forth below is the comment contained in the Staff’s letter followed by the response of the Company. For purposes of identification, the Company’s response is indented.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 20
1. We note your response to comment nine from our letter dated March 10, 2008, that the company does not believe it engages in benchmarking as such term is used in Item 402(b)(2)(xiv) of Regulation S-K. However, the disclosure in the company’s proxy statement does not sufficiently address factors considered by the management and development committee other than the surveys provided by Towers Perrin. Please revise the discussion to detail all of the factors considered by the management development committee in setting executive compensation so that it is clear to investors that the company is not engaging in benchmarking. We may have additional comments.

Mr. H. Christopher Owings April 16, 2008 Page 2 of 2
UGI Corporation Response
In future filings, the Company will discuss the material factors, in addition to market data, considered by the Company’s Compensation and Management Development Committee in exercising its discretion to set executive compensation. Additionally, the Company will clarify in future filings that the Compensation and Management Development Committee does not benchmark against specific companies in the Towers Perrin General Industry Executive Compensation Database or the Towers Perrin Energy Services Executive Compensation Database when setting executive compensation. Instead, the Compensation and Management Development Committee references Towers Perrin’s market data for the companies included in the General Industry Executive Compensation Database and the Energy Services Executive Compensation Database. This market data is an important guide used by the Compensation and Management Development Committee in establishing the compensation structure and individual executive compensation levels.
* * * * *
This confirms that the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further comments or would like to discuss any of the responses above, please contact me at your convenience.
Sincerely yours,
/s/ Linda L. Griggs
Linda L. Griggs

cc.	UGI Corporation Lon R. Greenberg Michael J. Cuzzolina Peter Kelly Richard R. Eynon PricewaterhouseCoopers LLP Barry J. Misthal